===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 11-K
                                 ANNUAL REPORT

        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               FOR THE FISCAL YEARS ENDED JUNE 30, 1996 AND 1995

                            ------------------------

                                  THRIFT PLANS
                                       OF
                        CONSOLIDATED NATURAL GAS COMPANY
                                      AND
                         ITS PARTICIPATING SUBSIDIARIES
                            (FULL TITLE OF THE PLAN)

                            ------------------------


                        CONSOLIDATED NATURAL GAS COMPANY
                       (NAME OF ISSUER OF THE SECURITIES)

                                   CNG TOWER

                      PITTSBURGH, PENNSYLVANIA 15222-3199
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

===============================================================================

                THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY
                       AND ITS PARTICIPATING SUBSIDIARIES

                            FORM 11-K ANNUAL REPORT

               FOR THE FISCAL YEARS ENDED JUNE 30, 1996 AND 1995

                               TABLE OF CONTENTS

                                                                                                            PAGE
                                                                                                            ----
Report of Independent Accountants.........................................................................    1
General and Short-Term Thrift Trusts - Consolidated Statement of Financial Condition with
    Fund Information......................................................................................    2
General and Short-Term Thrift Trusts - Consolidated Statement of Income and Changes in Participants'
    Equity with Fund Information..........................................................................    3
Alternate and Long-Term Thrift Trusts - Consolidated Statement of Financial Condition with
    Fund Information......................................................................................    4
Alternate Thrift Trust - Consolidated Statement of Financial Condition
    with Fund Information.................................................................................    6
Alternate and Long-Term Thrift Trusts - Consolidated Statement of Income and Changes in Participants'
    Equity with Fund Information..........................................................................    7
Alternate Thrift Trust - Consolidated Statement of Income and Changes in Participants' Equity
    with Fund Information.................................................................................    9
Notes to Consolidated Financial Statements................................................................   10
Exhibits..................................................................................................   19

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees of the Thrift Plans of
    Consolidated Natural Gas Company and Its Participating Subsidiaries

         In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of the General and Short-Term Thrift Trusts and Alternate and Long-Term Thrift Trusts at June 30, 1996 and the General and Alternate Thrift Trusts at June 30, 1995 implementing the several Thrift Plans of Consolidated Natural Gas Company and Its Participating Subsidiaries (the "Thrift Plans"), and the income and changes in their participants' equity for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the management of Consolidated Natural Gas Company; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of financial condition and statements of income and changes in participants' equity is presented for purposes of additional analysis rather than to present the financial position and income and changes in participants' equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                        PRICE WATERHOUSE LLP

600 Grant Street
Pittsburgh, Pennsylvania 15219
January 13, 1997

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

      CONSOLIDATED STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION

                                                          GENERAL AND SHORT-TERM                           GENERAL
                                                             THRIFT TRUSTS                              THRIFT TRUST
                                                            AT JUNE 30, 1996                           AT JUNE 30, 1995
                                              -----------------------------------------   -----------------------------------------
                                               Consolidated     Cash                       Consolidated
                                               Natural Gas    (General                      Natural Gas      Cash
                                                 Company     Investments                     Company      (General
                                                 Common       and Money        Funds          Common     Investments       Funds
                                               Stock Fund    Market Funds)    Combined      Stock Fund       Fund)        Combined
                                              ------------   ------------   -----------   ------------   ------------   -----------
Assets:

   Consolidated Natural Gas Company common
   stock held for participants:

     Common stock at market value,
        June 30, 1996 - 31,013 shares,
        June 30, 1995 - 59,943 shares
        (cost, June 30, 1996 - $515,823,
        June 30, 1995 - $924,538)  ........... $1,620,429    $       --     $ 1,620,429    $2,247,863    $       --     $ 2,247,863

   Temporary investments at cost (which
   approximates market value) (Exhibit I)  ...        --      13,662,754     13,662,754           --      14,150,000     14,150,000

   Interest receivable  ......................        --          33,394         33,394           --              65             65

   Cash  .....................................        --         567,090        567,090           --          17,654         17,654

   Contributions and loan deductions due
   from employers  ...........................        --         997,778        997,778           --       1,469,713      1,469,713

   Loans to participants (secured)  ..........        --          12,665         12,665           --          12,665         12,665
                                               ----------    -----------    -----------    ----------    -----------    -----------

                TOTAL ASSETS  ................ $1,620,429    $15,273,681    $16,894,110    $2,247,863    $15,650,097    $17,897,960
                                               ==========    ===========    ===========    ==========    ===========    ===========

Liabilities and Participants' Equity:

   Accounts payable .......................... $      --     $   586,326    $   586,326    $      --     $    10,633    $    10,633

   Participants' equity (Note 8) ............   1,620,429     14,687,355     16,307,784     2,247,863     15,639,464     17,887,327
                                               ----------    -----------    -----------    ----------    -----------    -----------

                TOTAL LIABILITIES AND
                PARTICIPANTS' EQUITY  ........ $1,620,429    $15,273,681    $16,894,110    $2,247,863    $15,650,097    $17,897,960
                                               ==========    ===========    ===========    ==========    ===========    ===========

              The accompanying notes and exhibits are an integral
                 part of the consolidated financial statements.

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

         CONSOLIDATED STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS'
                          EQUITY WITH FUND INFORMATION

                                                          GENERAL AND SHORT-TERM                           GENERAL
                                                             THRIFT TRUSTS                              THRIFT TRUST
                                                        YEAR ENDED JUNE 30, 1996                   YEAR ENDED JUNE 30, 1995
                                              -----------------------------------------   -----------------------------------------
                                              Consolidated      Cash                      Consolidated
                                              Natural Gas     (General                    Natural Gas       Cash
                                                Company      Investments                    Company       (General
                                                Common        and Money        Funds        Common       Investments      Funds
                                               Stock Fund    Market Funds)   Combined      Stock Fund       Fund)        Combined
                                              ------------   ------------   -----------   ------------   ------------   -----------
Contributions:
   From participating employees  ............. $      --     $15,493,013    $15,493,013    $      --     $18,923,240    $18,923,240
Dividend income  .............................        --          36,562         36,562           --          79,665         79,665
Interest income from temporary investments  ..        --         587,661        587,661           --         831,141        831,141
Interfund conversions - net  .................    (10,352)        10,352            --         82,596        (82,596)           --
                                               ----------    -----------    -----------    ----------    -----------    -----------

                TOTAL ADDITIONS  .............    (10,352)    16,127,588     16,117,236        82,596     19,751,450     19,834,046
                                               ----------    -----------    -----------    ----------    -----------    -----------

Benefits paid to participants  ...............    396,641     17,079,697     17,476,338       346,399     26,556,838     26,903,237
Transfer to Alternate or Long-Term
   Thrift Trust (Note 6)......................      1,724            --           1,724       713,566      2,013,006      2,726,572
Decrease in unrealized appreciation of
   Consolidated Natural Gas Company common
   stock included in participants' equity  ...    218,717            --         218,717     1,577,248            --       1,577,248
                                               ----------    -----------    -----------    ----------    -----------    -----------

                 TOTAL DEDUCTIONS  ...........    617,082     17,079,697     17,696,779     2,637,213     28,569,844     31,207,057
                                               ----------    -----------    -----------    ----------    -----------    -----------

Net decrease in participants' equity during
   the year  .................................   (627,434)      (952,109)    (1,579,543)   (2,554,617)    (8,818,394)   (11,373,011)
Participants' equity at beginning of year  ...  2,247,863     15,639,464     17,887,327     4,802,480     24,457,858     29,260,338
                                               ----------    -----------    -----------    ----------    -----------    -----------

Participants' equity at end of year  ......... $1,620,429    $14,687,355    $16,307,784    $2,247,863    $15,639,464    $17,887,327
                                               ==========    ===========    ===========    ==========    ===========    ===========

              The accompanying notes and exhibits are an integral
                 part of the consolidated financial statements.

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS
                     ALTERNATE AND LONG-TERM THRIFT TRUSTS
      CONSOLIDATED STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION

                               AT JUNE 30, 1996

-------------------------------------------------------------------------------------------------------------------------------
                        Consolidated                                                     Fixed
                        Natural Gas        Dominion     Diversified                    Investment
                          Company         Resources        Equity         Cash         Stable Value
                        Common Stock     Incoporated        and         (General        and Fixed
                           and CNG         Common       Diversified    Investments     Investment      S&P 500     Small Stock
                         Stock Funds     Stock Fund        Funds          Fund)           Funds        Index Fund       Fund
                        -------------    -----------    -----------    -----------    ------------    ----------    ----------
Assets:
  Cash ................ $         --     $       --     $     3,018    $    90,977     $         --    $       --    $      116
  Consolidated Natural
   Gas Company common
   stock, at market,
   June 30, 1996 -
   10,268,914 shares,
   (cost June 30, 1996 -
   $292,492,788).......    541,218,931           --              --             --               --            --            --
  Dominion Resources,
   Incorporated common
   stock, at market,
   June 30, 1996 -
   95,629 shares,
   (cost June 30,
   1996 - $2,390,555)...          --      3,825,167              --             --               --            --            --
  Common stock, at
   market value
   (cost June 30, 1996 -
   $26,368,340)
   (Exhibit II) ......            --             --      31,172,975             --               --            --            --
  Temporary
   investments, at
   cost (which
   approximates market
   value)
   (Exhibit III) .....     1,483,820             --         189,195      4,250,000        8,327,941             8            11
  Insurance Company
   Contracts
   (Exhibit IV) ......            --             --              --             --      253,398,283            --            --
  Registered
   Investment
   Company Holdings ..            --             --              --             --               --     6,196,973     4,748,878
  Common/Collective
   Trusts ............            --             --              --             --               --            --            --
  Loans to
   Participants ......            --             --              --             --               --            --            --
  Dividends and
   interest
   receivable ........     1,756,803             --          63,497         41,312          632,245        34,040         3,037
  Receivable from
   sale of common
   stock .............            --             --          10,030             --               --            --            --
  Contributions and
   loan deductions due
   from employers ....            --             --              --         (2,255)              --            --            --
  Interfund accounts -
   receivable/
   (payable) .........      (216,174)      (241,670)          8,492      2,688,153       (1,898,433)           --            --
                        ------------     ----------     -----------    -----------     ------------    ----------    ----------
  TOTAL ASSETS .......  $544,243,380     $3,583,497     $31,447,207    $ 7,068,187     $260,460,036    $6,231,021    $4,752,042
                        ============     ==========     ===========    ===========     ============    ==========    ==========
Liabilities and
   participants'
   equity:
  Accounts payable..    $        40      $      --      $   114,446    $   682,784     $    400,000    $   20,307    $   21,735
  Participants' equity
   (Note 8) ..........   544,243,340      3,583,497      31,332,761      6,385,403      260,060,036     6,210,714     4,730,307
                        ------------     ----------     -----------    -----------     ------------    ----------    ----------
  TOTAL LIABILITIES
  AND PARTICIPANTS'
  EQUITY ............   $544,243,380     $3,583,497     $31,447,207    $ 7,068,187     $260,460,036    $6,231,021    $4,752,042
                        ============     ==========     ===========    ===========     ============    ==========    ==========

              The accompanying notes and exhibits are an integral
                       part of the consolidated financial statements.

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS
                     ALTERNATE AND LONG-TERM THRIFT TRUSTS
      CONSOLIDATED STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION

                               AT JUNE 30, 1996

----------------------------------------------------------------------------------------------------------------------------------

                                                        Conservative    Moderate      Growth
                     International     Intermediate       Balanced      Balanced     Balanced     Participants'   Funds
                      Equity Fund       Bond Fund           Fund          Fund         Fund        Loan Fund     Combined
                      -----------      -----------      ------------   ----------    --------     ------------   --------
Assets:
  Cash ..............  $       --      $      --        $    --       $    --    $       --       $      --   $     94,111
  Consolidated
   Natural Gas
   Company common
   stock, at market,
   June 30, 1996 -
   10,268,914 shares,
   (cost June 30, 1996 -
   $292,492,788).....          --             --             --            --            --              --    541,218,931
  Dominion Resources,
   Incorporated common
   stock, at market,
   June 30, 1996 -
   95,629 shares
   (cost June 30, 1996 -
   $2,390,555)........         --             --             --            --            --              --      3,825,167
  Common at market
   value (cost June 30,
   1996 -
   $26,368,340)
   (Exhibit II) ......         --             --             --            --            --              --     31,172,975
  Temporary
   investments, at
   cost (which
   approximates
   market value)
   (Exhibit III) ......         8              3             71            26            17              --     14,251,100
  Insurance Company
   Contracts
   (Exhibit IV)..              --             --             --            --            --              --    253,398,283
  Registered
    Investment
    Company Holdings .. 4,138,949      2,136,556             --            --            --              --     17,221,356
  Common/Collective
    Trusts ...........         --             --      1,239,482     4,941,408     3,757,871              --      9,938,761
  Loans to
   Participants ......         --             --             --            --            --       9,666,500      9,666,500
  Dividends and
   interest
   receivable ........        390         10,702              5            --            --              --      2,542,031
  Receivable from sale
   of common stock ...         --             --             --            --            --              --         10,030
  Contributions and
   loan deductions due
   from employers ....         --             --             --            --            --         340,368        338,113
  Interfund accounts -
   receivable/
   (payable) .........         --             --             --            --            --        (340,368)            --
                       ----------     ----------     ----------    ----------    ----------      ----------   ------------
  TOTAL ASSETS ....... $4,139,347     $2,147,261     $1,239,558    $4,941,434    $3,757,888      $9,666,500   $883,677,358
                       ==========     ==========     ==========    ==========    ==========      ==========   ============
 Liabilities and
   participants'
   equity:
  Accounts payable ..  $       21     $      422     $        8    $   20,196    $   36,783      $       --   $  1,296,742
  Participants' equity
  (Note 8) ...........  4,139,326      2,146,839      1,239,550     4,921,238     3,721,105       9,666,500    882,380,616
                       ----------     ----------     ----------    ----------    ----------      ----------   ------------
  TOTAL LIABILITIES
  AND PARTICIPANTS'
  EQUITY ............. $4,139,347     $2,147,261     $1,239,558    $4,941,434    $3,757,888      $9,666,500   $883,677,358
                       ==========     ==========     ==========    ==========    ==========      ==========   ============

              The accompanying notes and exhibits are an integral
                 part of the consolidated financial statements.

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS
                             ALTERNATE THRIFT TRUST
      CONSOLIDATED STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION

                               AT JUNE 30, 1995

----------------------------------------------------------------------------------------------------------------------------------

                                    Consolidated    Dominion
                                     Natural Gas    Resources                   Cash
                                       Company    Incorporated                (General       Fixed      Participants'
                                       Common        Common     Diversified  Investments   Investment       Loan         Funds
                                     Stock Fund    Stock Fund      Fund         Fund)         Fund          Fund        Combined
                                    ------------  ------------  -----------  -----------  ------------  ------------- ------------
Assets:
  Consolidated Natural Gas
   Company common stock, at
   market, June 30,
   1995 - 12,006,428 shares
   (cost June 30, 1995 -
   $336,262,357) .........          $450,241,050   $       --    $       --   $       --   $        --    $       --  $450,241,050
  Dominion Resources, Incorporated
   common stock, at market, June
   30, 1995 - 147,807 shares
   (cost June 30, 1995 -
   $3,741,952) ....................           --    5,394,961            --           --            --            --     5,394,961
  Common and preferred stock, at
   market value
   (cost June 30, 1995 -
   $22,308,451) ...................           --           --    25,239,585           --            --            --    25,239,585

  Temporary investments, at cost
   (which approximates market
   value) .........................           --           --     1,971,232    4,970,000            --            --     6,941,232
  Fixed Investment Fund ...........           --           --            --           --   244,918,385            --   244,918,385
  Loans to Participants ...........           --           --            --           --            --    10,323,466    10,323,466
  Cash ............................           --           --         3,198       58,567            --            --        61,765
  Dividends and interest
   receivable .....................           --           --        47,415       29,048            --            --        76,463
  Receivable from sale of
   common stock ...................           --           --       180,405           --            --            --       180,405
  Contributions and loan deductions
   due from employers .............           --           --            --    1,673,433            --       680,681     2,354,114
  Interfund accounts - receivable/
   (payable) ......................     (784,147)    (570,312)     (512,201)   5,089,240    (2,541,899)     (680,681)           --
                                    ------------   ----------   -----------  -----------  ------------   -----------  ------------
  TOTAL ASSETS .................... $449,456,903   $4,824,649   $26,929,634  $11,820,288  $242,376,486   $10,323,466  $745,731,426
                                    ============   ==========   ===========  ===========  ============   ===========  ============
 Liabilities and participants'
   equity:
 Accounts payable ................  $      3,997   $       --   $ 2,053,472  $   113,645  $         --    $       --  $  2,171,114
 Participants' equity (Note 8 ) ..   449,452,906    4,824,649    24,876,162   11,706,643   242,376,486    10,323,466   743,560,312
                                    ------------   ----------   -----------  -----------  ------------   -----------  ------------
  TOTAL LIABILITIES AND
   PARTICIPANTS' EQUITY ........... $449,456,903   $4,824,649   $26,929,634  $11,820,288  $242,376,486   $10,323,466  $745,731,426
                                    ============   ==========   ===========  ===========  ============   ===========  ============

              The accompanying notes and exhibits are an integral
                 part of the consolidated financial statements.

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS
                     ALTERNATE AND LONG TERM THRIFT TRUSTS
                CONSOLIDATED STATEMENT OF INCOME AND CHANGES IN
                   PARTICIPANTS' EQUITY WITH FUND INFORMATION

                            YEAR ENDED JUNE 30, 1996

-------------------------------------------------------------------------------------------------------------------------------
                        Consolidated                                                     Fixed
                        Natural Gas        Dominion     Diversified                    Investment
                          Company          Resources      Equity           Cash       Stable Value
                        Common Stock     Incoporated        and          (General      and Fixed
                          and CNG          Common       Diversified    Investments     Investment      S&P 500     Small Stock
                         Stock Funds     Stock Fund        Funds          Fund)          Funds        Index Fund       Fund
                        -------------    -----------    -----------    -----------    ------------    ----------    ----------
Contributions:
  From participating
   employees ..........  $         --    $        --    $        --    $        --    $         --    $       --    $       --
  From participating
   employers ..........            --             --             --             --              --            --            --
  Other ...............            --             --             --             --              --            --            --
                         ------------    -----------    -----------    -----------    ------------    ----------    ----------
                           10,851,519             --      2,366,866        579,456       6,972,380     1,626,775     2,027,569
Transfer from
 General Thrift
 Trust (Note 6) ...             1,724             --             --             --              --            --            --

Dividend Income:
  Consolidated Natural
   Gas Company
   common stock .......    18,037,246             --         38,989        197,814       4,195,801            --            --
  Other ...............       242,103             --        663,415         69,403              --            --            --
Increase in unrealized
 appreciation of
 investments included
 in participants'
 equity ...............   124,382,352             --      4,109,046             --              --            --            --
Interest income .......           295             --         43,298        281,725      16,206,760         1,015            35
Net gain from
 registered investment
 company holdings .....            --             --             --             --              --       605,279       362,260
Realized gain on sale/
 conversion of
 investments ..........    33,178,273        419,590      2,132,294             --              --            --            --
Interfund
 conversions - net ....   (65,257,523)    (1,010,993)       376,482     12,791,846      36,009,684     4,105,273     2,432,695
                         ------------    -----------    -----------    -----------    ------------    ----------    ----------
    TOTAL ADDITIONS ...   121,435,989       (591,403)     9,730,390     13,920,244      63,384,625     6,338,342     4,822,559
                         ------------    -----------    -----------    -----------    ------------    ----------    ----------

Benefits paid to
 participants .........    26,645,555        375,189      3,273,791     19,241,484      45,701,075       127,628        92,252
Decrease in unrealized
 appreciation of
 investments included
 in participants'
 equity ...............            --        274,560             --             --              --            --            --
                         ------------    -----------    -----------    -----------    ------------    ----------    ----------
    TOTAL DEDUCTIONS ..    26,645,555        649,749      3,273,791     19,241,484      45,701,075       127,628        92,252
                         ------------    -----------    -----------    -----------    ------------    ----------    ----------

Net increase/(decrease)
 in participants'equity
 during the year ......    94,790,434     (1,241,152)     6,456,599     (5,321,240)     17,683,550     6,210,714     4,730,307

Participants' equity
 at beginning
 of year ..............   449,452,906      4,824,649     24,876,162     11,706,643     242,376,486            --            --
                         ------------    -----------    -----------    -----------    ------------    ----------    ----------

Participants' equity
 at end of year .......  $544,243,340    $ 3,583,497    $31,332,761    $ 6,385,403    $260,060,036    $6,210,714    $4,730,307
                         ============    ===========    ===========    ===========    ============    ==========    ==========

              The accompanying notes and exhibits are an integral
                 part of the consolidated financial statements.

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS
                     ALTERNATE AND LONG-TERM THRIFT TRUSTS
                CONSOLIDATED STATEMENT OF INCOME AND CHANGES IN
                   PARTICIPANTS' EQUITY WITH FUND INFORMATION

                            YEAR ENDED JUNE 30, 1996

------------------------------------------------------------------------------------------------------------------------------

                                                         Conservative   Moderate        Growth      Participants'
                          International   Intermediate     Balanced     Balanced       Balanced          Loan          Funds
                           Equity Fund      Bond Fund        Fund         Fund          Fund             Fund        Combined
                          -------------   ------------   ------------   --------       -------     -------------     --------
Contributions:
  From participating
   employees ..........  $         --    $        --    $        --    $        --    $         --    $       --    $    914,090
  From participating
   employers ..........            --             --             --             --              --            --      28,531,118
  Other ...............            --             --             --             --              --            --         153,051
                         ------------    -----------    -----------    -----------    ------------    ----------    ------------
                            1,521,170        619,697        305,357      1,391,686       1,335,784            --      29,598,259
Transfer from
 General Thrift
 Trust (Note 6) ........           --             --             --              --           --             --           1,724

Dividend Income:
  Consolidated Natural
   Gas Company
   common stock .......            --             --             --              --           --             --      22,469,850
  Other ...............            --             --             --              --           --             --         974,921
Increase in unrealized
 appreciation of
 investments included
 in participants'
 equity ...............            --             --         25,588         273,745      203,872             --     128,994,603
Interest income .......            27            114            468             509           38        636,266      17,170,550
Net gain from
 registered investment
 company holdings .....       309,635         29,449             --              --           --             --       1,306,623
Realized gain on sale/
 conversion of
 investments ..........            --             --         36,241          29,589       18,906             --      35,814,893
Interfund
 conversions - net ....     2,476,819      1,956,732      1,001,314       3,318,194    2,242,707       (443,230)             --
                         ------------    -----------    -----------    ------------  -----------    -----------    ------------
    TOTAL ADDITIONS ...     4,307,651      2,605,992      1,368,968       5,013,723    3,801,307        193,036     236,331,423
                         ------------    -----------    -----------    ------------  -----------    -----------    ------------

Benefits paid to
 participants .........       168,325        459,153        129,418          92,485       80,202        850,002      97,236,559
Decrease in unrealized
 appreciation of
 investments included
 in participants'
 equity ...............            --             --             --              --           --             --         274,560
                         ------------    -----------    -----------    ------------  -----------    -----------    ------------
    TOTAL DEDUCTIONS ..       168,325        459,153        129,418          92,485       80,202        850,002      97,511,119
                         ------------    -----------    -----------    ------------  -----------    -----------    ------------

Net increase/(decrease)
 in participants'equity
 during the year ......     4,139,326      2,146,839      1,239,550       4,921,238    3,721,105       (656,966)    138,820,304

Participants' equity
 at beginning
 of year ..............            --             --             --              --           --     10,323,466     743,560,312
                         ------------    -----------    -----------    ------------  -----------    -----------    ------------

Participants' equity
 at end of year .......  $  4,139,326    $ 2,146,839    $ 1,239,550    $ 4,921,238   $ 3,721,105    $ 9,666,500    $882,380,616
                         ============    ===========    ===========    ===========   ===========    ===========    ============

              The accompanying notes and exhibits are an integral
                 part of the consolidated financial statements.

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS
                             ALTERNATE THRIFT TRUST
      CONSOLIDATED STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY
                             WITH FUND INFORMATION

                           YEAR ENDED JUNE 30, 1995

----------------------------------------------------------------------------------------------------------------------------------

                                    Consolidated    Dominion
                                     Natural Gas    Resources                   Cash
                                       Company    Incorporated                (General       Fixed      Participants'
                                       Common        Common     Diversified  Investments   Investment       Loan         Funds
                                     Stock Fund    Stock Fund      Fund         Fund)         Fund          Fund        Combined
                                    ------------  ------------  -----------  -----------  ------------  ------------- ------------
Contributions:
  From participating employees .... $         --    $     --     $       --    $       --   $        --     $      --   $ 2,954,710
  From participating employers ....           --          --             --            --            --            --    29,803,285
                                    ------------    --------     ----------    ----------   -----------     ---------   -----------
                                      17,281,693          --      2,852,525       790,743     8,833,034            --    29,737,995

Transfer from General
  Thrift Trust (Note 6)............      713,566          --             --     2,013,006           --            --      2,726,572

Dividend Income:
  Consolidated Natural Gas Company
    common stock ..................   15,036,659          --        263,336      489,711     6,753,309           --     22,543,015
  Other ...........................      327,177          --        799,634       30,044           --            --      1,156,855
Increase in unrealized appreciation
  of investments included in
  participants' equity ............          --           --      2,410,462          --            --            --      2,410,462
Interest income ...................        2,085          --         85,987      421,381    15,417,890       824,583    16,751,926
Realized gain on sale/conversion of
  investments .....................    2,301,618       88,601     1,568,553          --            --            --      3,958,772
Interfund conversions - net .......   (3,587,928)    (260,885)   (1,072,633)   6,576,032    (1,780,228)      125,642           --
                                    ------------   ----------   -----------  -----------  ------------   -----------  ------------

       TOTAL ADDITIONS ............   32,074,870     (172,284)    6,907,864   10,320,917    29,224,005       950,225    79,305,597
                                    ------------   ----------   -----------  -----------  ------------   -----------  ------------
Benefits paid to participants .....    6,262,893      105,058       452,074    5,021,552    24,543,180       384,166    36,768,923

Decrease in unrealized appreciation
  of investments included in
  participants' equity ............    5,721,440      143,645           --           --            --            --      5,865,085
                                    ------------   ----------   -----------  -----------  ------------   -----------  ------------
       TOTAL DEDUCTIONS ...........   11,984,333      248,703       452,074    5,021,552    24,543,180       384,166    42,634,008
                                    ------------   ----------   -----------  -----------  ------------   -----------  ------------

Net increase/(decrease) in
  participants' equity during
  the year ........................   20,090,537     (420,987)    6,455,790    5,299,365     4,680,825       566,059    36,671,589

Participants' equity at beginning
  of year .........................  429,362,369    5,245,636    18,420,372    6,407,278   237,695,661     9,757,407   706,888,723
                                    ------------   ----------   -----------  -----------  ------------   -----------  ------------

Participants' equity at end
  of year ......................... $449,452,906   $4,824,649   $24,876,162  $11,706,643  $242,376,486   $10,323,466  $743,560,312
                                    ============   ==========   ===========  ===========  ============   ===========  ============

              The accompanying notes and exhibits are an integral
                 part of the consolidated financial statements.

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BACKGROUND:

     All employee and employer contributions are made pursuant to the terms of the Consolidated Natural Gas Company (the "Corporation") Thrift Plans ("Plans") and are held in funds administered by trustees under four declarations of trust, i.e., the Alternate Thrift Trust, the General Thrift Trust, the Long-Term Thrift Trust and the Short-Term Thrift Trust. Prior to July 1, 1995, the Plans, with the exception of the Virginia Natural Gas, Inc. Employee Savings Plan and the Virginia Natural Gas, Inc. Hourly Savings Plan ("VNG Plans"), participated in both the Alternate Thrift Trust and General Thrift Trust. The VNG Plans participate in only the Alternate Thrift Trust. Effective July 1, 1995, the Short-Term Thrift Trust and the Long-Term Thrift Trust were established. At that time, the assets of the System Thrift Plan of Consolidated Natural Gas Company and Its Participating Subsidiaries For Employees Who Are Not Represented By A Recognized Union ("System Thrift Plan") held under the Alternate Thrift Trust and General Thrift Trust were transferred to the Long-Term Thrift Trust and the Short-Term Thrift Trust, respectively. In connection with this change, the number of investment options under the System Thrift Plan was increased from five to eleven and the recordkeeping was transferred to a third party (see Note
6).

     Under the Thrift Plans participants may elect to contribute not less than 2% nor more than 16% (15% for participants with thirty or more years of service and participants in the Thrift Plan of The Peoples Natural Gas Company For Employees Represented By Gas Employees' Union) of their earnings each pay period, in multiples of 1%. If the participant elects that his employer make pretax contributions on his behalf, such contributions must be an amount which is not more than 6% (10% for participants in the System Thrift Plan and the VNG Plans), in multiples of 1%, of his earnings each pay period subject to applicable Internal Revenue Code limitations.

     The employer's matching contribution, except for the VNG Plans, is based upon the participant's contribution rate and length of service. Under the VNG Plans, the employer's matching contribution is based only on the participant's contribution rate.


NOTE 2 - ACCOUNTING POLICIES:

     Significant accounting policies used in the preparation of the accompanying consolidated financial statements are described below.

     The accounting records of the Plans are maintained on the accrual basis.

     Investments in securities are stated as follows:

          1. Consolidated Natural Gas Company common stock, herein called "Corporation common stock", which is held for the account of individual participants, is stated at quoted market value.

          2. Dominion Resources, Incorporated ("DRI") common stock, which is held for the account of individual participants in the Virginia Natural Gas, Inc. Employee Savings Plan and Virginia Natural Gas, Inc. Hourly Savings Plan, successors to the Virginia Power Employee Savings Plan and Virginia Power Hourly Savings Plan ("Predecessor Plans"), respectively, is stated at quoted market value. The Predecessor Plans were sponsored by Virginia Electric & Power Company, a subsidiary of DRI.

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

          3. Securities, registered investment company holdings, common/collective trusts and other investments are stated at quoted market value, except for temporary investments which are stated at cost which approximates market value.

          4. Corporation common stock has been purchased for participants on the open market, directly from the Corporation and in certain circumstances shares or fractional shares from terminating employees' Thrift Plan and Employee Stock Ownership Plan accounts and other stockholders. Such shares or fractional shares were allocated among the accounts of participants directing the Trustees to purchase Corporation common stock.

          5. The Fixed Investment Fund and Fixed Investment Stable Value
     Fund are stated at contract value. Contract value represents contributions and income earned in the fund, less withdrawals. The fair market value of the contracts approximates the contract value.

     Dividends received on all shares of Corporation common stock held in the Alternate Thrift Trust are invested in accordance with the participant's investment direction under the terms of the Plans. However, if any portion of a participant's investment is directed to the purchase of Corporation common stock, all dividends on Corporation common stock are invested in such stock. Dividends received on all shares of DRI common stock held in the Alternate Thrift Trust are invested in additional shares of Corporation common stock. Dividends received on all shares of Corporation common stock held in the Long-Term Thrift Trust are reinvested in additional units in the CNG Stock Fund.

     Diversified Fund Units of the Alternate Thrift Trust are prorated to participants on the basis of unit cost calculated at the end of each month. Diversified Equity Fund Units of the Long-Term Thrift Trust are prorated to participants based on the unit value calculated at the end of each day.

     Realized gains and losses on the sale of investments are determined using the average cost method.

     Participants in the System Thrift Plan bear the investment management, marketing, transfer agent and administrative expenses for each investment option under the System Thrift Plan, except the Fixed Investment Stable Value Fund. Administrative expenses of the VNG Plans are borne by the participants. Participating employers bear all other administrative expenses of the Plans and of the General, Alternate, Short-Term and Long-Term Thrift Trusts ("Trusts"). Brokerage and similar charges are included in the participants transaction costs.

     The Trusts are maintained in accordance with the Plans to provide for the custody and investment of employee and employer contributions. They are administered by individual trustees (the "Trustees") who are appointed by and serve at the pleasure of the Corporation for a term of three years. The Trustees are employed by and are officers of various subsidiary companies of the Corporation. The Trustees serve without compensation from the Plans or Trusts.

NOTE 3 - DESCRIPTION OF THE THRIFT PLANS:

         The following description of the Plans provides only general information. Participants should refer to the Thrift Plans' Prospectus and Summary Plan Descriptions for a more complete description of the Plans' provisions.

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

     The participants in the Thrift Plans are eligible employees of Consolidated Natural Gas Company and its participating subsidiaries. Each employee is eligible to participate in his employer's thrift plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon completion and delivery to the employer of an authorization form furnished by the employer. All union eligible hourly employees of Virginia Natural Gas, Inc. ("VNG") may elect to participate in the Virginia Natural Gas, Inc. Hourly Savings Plan to be effective on the first day of any January, April, July or October after they have attained age eighteen and have been employed for six months.

     Alternate Thrift Trust

     All monies, except for monies attributable to the VNG Plans, received by the Trustees of the Alternate Thrift Trust are invested under any one or more of the following four options in multiples of 25%: (1) Corporation common stock,
(2) units of participation in a Diversified Fund composed of securities other than securities of Consolidated Natural Gas Company and companies primarily engaged in the natural gas business, (3) the Fixed Investment Fund and (4) the General Investments Fund.

     Under the VNG Plans, all company matching contributions are invested in Corporation common stock. Employee contributions, both after-tax and elected pre-tax, are invested under any one or more of the following two options in multiples of 50%: (1) Corporation common stock and (2) the General Investments Fund.

     The Corporation common stock investment provision of the Alternate Thrift Trust permits the participant to direct the Trustees to purchase shares of Corporation common stock continuously or from cash accumulated in his account. Corporation common stock purchased is registered in the name of the Trustees and credited to the participant's account. Dividends on Corporation common stock registered in the Trustees' name are received and credited to the participant's account and invested in accordance with the Plans. Dividends on DRI common stock registered in the Trustees' name are received and credited to the participant's account and invested in additional shares of Corporation common stock. Except under the VNG Plans, upon written request the participant may purchase all or any portion of Corporation common stock credited to his account at the then current market price and the cash proceeds of any such sale shall be credited by the Trustees to his account.

     Under the Diversified Fund investment provision of the Alternate Thrift Trust, the participant may direct the Trustees to use all or part of the cash credited to his account to purchase units of participation in the Diversified Fund or he may direct them to purchase units continuously. Also, the participant may direct the Trustees to sell any units in his account. The price at which such units are purchased or sold is derived by dividing the month-end market value of net assets of the Diversified Fund by the number of units then credited to all participants' accounts.

     Cash may be deposited in a Fixed Investment Fund which is invested through group annuity contracts with one or more insurance companies. Investments under the contracts mature at various intervals. The interest rates credited monthly to participants' accounts represent a composite of the income earned under the contracts with the insurance companies. The average yield for the fiscal years ended June 30, 1996 and 1995 was 6.6% and 6.4%, respectively.

     Cash deposited in the Alternate Thrift Trust which is not invested in the Corporation's common stock, the Diversified Fund, or the Fixed Investment Fund is invested in the General Investments Fund. This fund is invested in authorized securities and savings accounts. The earnings thereon are credited pro rata to participants' accounts at the end of each month.

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

     In addition, a participant, except for those participating in the VNG Plans, may convert funds from the above mentioned investment options to a loan account for the purpose of making a loan. Loan repayments, including principal and interest, are deposited in the participant's account and invested in accordance with the participant's then current investment direction.

     General Thrift Trust

     All monies received by the Trustees of the General Thrift Trust are invested in the General Investments Fund of the General Thrift Trust and allocated to participants' accounts. All or a portion of such monies, except earnings on contributions made after January 1, 1987, may be used to purchase Corporation common stock based on the direction of the participants. Such stock acquired by the Trustees is registered in the name of the Trustees and credited to the participant's account. Dividends received by the Trustees on such stock are deposited in participants' accounts and are subject to the withdrawal provisions of the General Thrift Trust. Shares purchased prior to January 1, 1982, are registered in the names of participants and are held by the Trustees. Dividends on pre-1982 shares are paid directly to the participant.

     The General Investments Fund is invested in authorized securities and savings accounts. The earnings thereon are credited pro rata to participants' accounts at the end of each month.

     The withdrawal provision of the General Thrift Trust permits the participant to withdraw his contributions and earnings thereon, in cash and/or Corporation common stock, from his account. In addition, a participant may substitute cash for stock equal to the cost of Corporation common stock held for him by the Trustees.

     The VNG Plans do not participate in the General Thrift Trust.

     Long-Term Thrift Trust

     All monies received by the Trustees of the Long-Term Thrift Trust are invested in units of participation under any one or more of the following ten options in 1% increments: (1) the CNG Stock Fund, (2) the Diversified Equity Fund, (3) the S&P 500 Index Fund, (4) the Small Stock Fund, (5) the International Equity Fund, (6) the Fixed Investment Stable Value Fund,
(7) the Intermediate Bond Fund, (8) the Conservative Balanced Fund,
(9) the Moderate Balanced Fund and (10) the Growth Balanced Fund.

     In addition, a participant may convert funds from the above mentioned investment options to a loan account for the purpose of making a loan. Loan repayments, including principal and interest, are deposited in the participant's account and invested in accordance with the participant's then current investment direction.

     Each of the investment options is valued daily. Participants may transfer funds as often as daily among the investment options. Certain restrictions apply to the amount of funds which can be transferred from the CNG Stock Fund to other investment options.

     The CNG Stock Fund is invested primarily in shares of Corporation common stock. Participants may direct the Trustees to purchase units of participation in the CNG Stock Fund continuously or from funds transferred from other investment options. Dividends on Corporation common stock held in the CNG Stock Fund are invested in additional units of the CNG Stock Fund and credited to participants' accounts.

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

     The Fixed Investment Stable Value Fund is invested through group annuity contracts with one or more insurance companies and other short-term fixed income securities. Investments under the contracts mature at various intervals. The interest rates credited daily to participants' accounts represent a composite of the income earned under the contracts with the insurance companies and the revenue earned from short-term fixed income securities. The average yield for the fiscal year ended June 30, 1996 was 6.6%.

     The Diversified Equity Fund is a commingled fund invested primarily in the common stocks of large U.S. Companies.

     The S&P 500 Index Fund is a fund of a registered investment company that invests proportionately in all or nearly all of the stocks that are included in the Standard & Poor's 500 Stock Index.

     The Small Stock Fund is a fund of a registered investment company that invests in stocks of small to mid-sized U.S. companies.

     The International Equity Fund is a fund of a registered investment company that invests in stocks of large non-U.S. companies.

     The Intermediate Bond Fund is a fund of a registered investment company that invests primarily in fixed income securities of various maturities such as obligations of the U.S. Government, corporate debt securities, mortgage and other asset-backed securities and money-market investments.

     The Conservative Balanced Fund, the Moderate Balanced Fund and the Growth Balanced Fund are each designed to accomplish a specific investment objective. To accomplish this, each fund has a different diversified mix of stock, bond and short-term investments.

     Short-Term Thrift Trust

     All monies received by the Trustees of the Short-Term Thrift Trust are invested in units of participation in the Money Market Fund.

     The withdrawal provision of the Trust permits the participant to withdraw his contributions and earnings thereon in cash from his account.

NOTE 4 - TAX STATUS OF THE PLANS:

     Tax counsel for the Corporation is of the opinion that the Plans, as amended, meet the requirements for qualification under Section 401(a) of the Internal Revenue Code. Determination letters in effect for periods prior to January 1, 1995 (July 2, 1995 for the System Thrift Plan) have been received with respect to all the Thrift Plans. Under present Federal income tax law, the Trusts are believed to be exempt from taxation on earnings. As a result, employer contributions and the earnings credited to a participant's account are not subject to Federal income taxes until distribution of such amounts upon termination of employment or earlier withdrawal.

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

NOTE 5 - UNITS OF PARTICIPATION AND RELATED MARKET VALUE:

     The number of units and market value of funds held by Diversified Equity and Diversified Funds, registered investment company holdings and common/collective trusts are as follows:

                                                                        June 30, 1996                       June 30, 1995
                                                               --------------------------------     -----------------------------
                                                                 Units           Market Value         Units        Market Value
                                                               ----------      ----------------     ---------    ----------------
Diversified Equity and Diversified Equity Funds ........         207,676         $31,172,975        210,669        $25,239,585

Registered Investment Company Holdings:

S&P 500 Index Fund .....................................         423,580         $ 6,196,973             --        $        --
Small Stock Fund .......................................         283,346         $ 4,748,878             --        $        --
International Equity Fund ..............................         307,958         $ 4,138,949             --        $        --
Intermediate Bond Fund .................................         209,261         $ 2,136,556             --        $        --

Common/Collective Trusts:

Conservative Balanced Fund ............................          100,039         $ 1,239,482             --        $        --
Moderate Balanced Fund ................................          373,215         $ 4,941,408             --        $        --
Growth Balanced Fund ..................................          275,291         $ 3,757,871             --        $        --


NOTE 6 - PLAN AMENDMENTS:

     The following amendments were made to the Thrift Plan of West Ohio Gas Company for Employees Represented by Local Union No. 308 effective January 19, 1995:

     1. The Plan Administrator was identified as the person responsible for the day-to-day administration of the Plan.

     2. Technical changes were made regarding the amount of funds that may be withdrawn in accordance with the Hardship provisions of the Plan and the circumstances which may qualify for a hardship withdrawal.

     On September 13, 1994, the Board of Directors of Consolidated Natural
Gas Company approved the following changes to the System Thrift Plan effective April 1, 1995:

     1. The Consolidated Natural Gas Company Common Stock investment option under the General Thrift Trust was eliminated. All shares credited to participants' accounts, at that time, were automatically transferred to the CNG Stock Fund under the Alternate Thrift Trust.

     2. All cash credited to participants' accounts, at that time, in the General Investments Fund under the General Thrift Trust relating to company matching contributions was automatically transferred to the General Investments Fund under the Alternate Thrift Trust.

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

     3. All participants were eligible to make a one-time election to transfer all or a part of their balance in the General Investments Fund under the General Thrift Trust to the General Investments Fund under the Alternate Thrift Trust.

     On September 13, 1994, the Board of Directors of Consolidated Natural Gas Company approved the following changes to the System Thrift Plan that became effective July 1, 1995:

     1. Funds in the Alternate Thrift Trust were transferred to the Long-Term Thrift Trust, while funds in the General Thrift Trust were transferred to the Short-Term Thrift Trust.

     2. The Long-Term Thrift Trust offers ten investment choices, including five stock funds, two fixed income funds and three balanced funds. The Consolidated Natural Gas Company Common Stock Fund and the Fixed Investment Fund continue to be options but were redesignated as the CNG Stock Fund and Fixed Investment Stable Value Fund, respectively.

     3. Contributions can be invested in any one or more of the ten investment options in multiples of one percent.

     4. The General Investments Fund under the Alternate Thrift Trust was eliminated. Participants with balances in this Fund were required to reinvest such amounts in the investment options available at that time.

     5. Investment options are valued daily and transfers among options are permitted daily.

     6. Participants pay investment management, marketing, transfer agent and administrative expenses for each investment option, except the Fixed Investment Stable Value Fund.

     7.    Participants must pay a $25 loan origination fee.

     8. Participants may gradually transfer their balances in the CNG Stock Fund to any of the other available investment options.

     9. Participants are permitted to contribute up to ten percent of their regular earnings on a pretax basis, subject to applicable Internal Revenue Code limitations.

     The following amendment was made to the Thrift Plan of Consolidated Natural Gas Service Company, Inc. for Employees of the Computer Operations Department Represented by the Natural Gas Workers Union, the Thrift Plan of West Ohio Gas Company for Employees Represented by Local Union No. 308-C and the Thrift Plan of the River Gas Division of The East Ohio Gas Company For Employees Represented by Allegheny Mountain Gas Workers' Union effective August 19, 1995, September 16, 1995 and November 1, 1995, respectively:

     1. Technical changes were made regarding the amount of funds that may be withdrawn in accordance with the Hardship provisions of the Plan and the circumstances which may qualify for a hardship withdrawal.

     During December 1994, each of the Thrift Plans was amended to provide for technical changes to comply with qualification requirements of the Internal Revenue Code.

     The System Thrift Plan was amended effective August 13, 1996 to exclude from participation in the Plan nonresident aliens working outside the United States who are employed by the Corporation.

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

NOTE 7 - TRANSACTIONS WITH PARTIES-IN-INTEREST:

     Shares of Corporation common stock may be purchased directly from the Corporation or on the open market. During the fiscal years ended June 30, 1996 and 1995, 7,264 and 17,817 shares at a cost of $322,776 and $639,681, respectively, were purchased directly from the Corporation.

NOTE 8-BENEFIT OBLIGATIONS:

     Benefit obligations being processed for distribution to persons who have withdrawn from participation in the Plans are as follows:

                                                                   GENERAL AND                      GENERAL
                                                                SHORT-TERM TRUSTS                    TRUST
                                                               ------------------------------------------------
                                                                 JUNE 30, 1996                    JUNE 30, 1995
                                                                 -------------                   --------------
Corporation Common Stock Fund  ...........................       $      30,514                   $          750
Cash (General Investments and
  money market Funds) ....................................              64,563                          229,694
                                                                 -------------                   --------------
         Funds Combined                                          $      95,077                   $      230,444
                                                                 =============                   ==============


                                                                  ALTERNATE AND                    ALTERNATE
                                                                LONG-TERM TRUSTS                     TRUST
                                                               -------------------------------------------------
                                                                 JUNE 30, 1996                    JUNE 30, 1995
                                                                --------------                   --------------
Consolidated Natural Gas
  Company Common Stock and CNG Stock Funds ...............      $    2,060,970                   $    3,593,352
Dominion Resources, Incorporated
   Common Stock Fund  ....................................                   -                          130,926
Diversified Equity and Diversified FundS .................              10,198                          295,872
Cash (General Investments Fund)  .........................             194,241                          642,339
Fixed Investment Stable Value and
  Fixed Investment Fund  .................................             188,429                        1,577,626
Participants' Loan Fund  .................................              84,278                          161,146
S & P 500 Index Fund .....................................              18,657                                -
Small Stock Fund .........................................               5,382                                -
International Equity Fund ................................               2,289                                -
Intermediate Bond Fund ...................................               2,676                                -
Conservative Balanced Fund ...............................                 508                                -
Growth Balanced Fund .....................................               1,079                                -
                                                                 -------------                   --------------
Funds Combined ............................................      $   2,568,707                   $    6,401,261
                                                                 =============                   ==============

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

NOTE 9 - INVESTMENTS

     The following investments represent 5% or more of the Plans' net assets available for benefits:

                                                                GENERAL AND                         GENERAL
                                                              SHORT-TERM TRUSTS                      TRUST
                                                              -------------------------------------------------
                                                                JUNE 30, 1996                    JUNE 30, 1995
                                                              ----------------                 ----------------
Corporation Common Stock...............................       $      1,620,429                 $      2,247,863

Temporary Investments:
      Associates Corporation of North
         America Note .................................                      -                        4,050,000
      Prudential Funding Corporation Notes ............             10,925,000                       10,100,000
      Mellon Bank, N.A. EB Temporary Investment
         Fund .........................................       $      2,737,754                                -
                                                              ----------------                 ----------------
         Funds Combined ...............................       $     13,662,754                 $     16,397,863
                                                              ================                 ================

                                                               ALTERNATE AND                       ALTERNATE
                                                              LONG-TERM TRUSTS                       TRUST
                                                              -------------------------------------------------
                                                                 JUNE 30, 1996                   JUNE 30, 1995
                                                              ------------------               -----------------
Corporation Common Stock Fund  ........................       $      541,218,931               $     450,241,050

Insurance Company Contracts:

    Aetna Life Insurance Company #010463  .............               79,238,611                      69,122,119
    Connecticut General Life Insurance
      Company #16355  .................................               47,143,910                      43,962,274
    Continental Assurance Company
      #GP30001-101  ...................................               41,757,432                      42,245,216
    John Hancock Mutual Life Insurance Company
      #6325-GAC  ......................................               36,918,288                      42,305,296
    Metropolitan Life Insurance Company
      #013582-000  ....................................               42,840,537                      40,470,946
                                                              ------------------               -----------------
                                                              $      789,117,709               $     688,346,901
                                                              ==================               =================

                                                                       EXHIBIT I

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                      GENERAL AND SHORT-TERM THRIFT TRUSTS
                             TEMPORARY INVESTMENTS
                                 JUNE 30, 1996

                                                              PAR                               MARKET
                                                             VALUE             COST              VALUE
                                                         ------------      ------------       ------------
Mellon Bank, N.A.
   EB Temporary Investment Fund ...................      $  2,737,754      $  2,737,754       $  2,737,754

Prudential Funding Corporation Notes  .............        10,925,000        10,925,000         10,925,000
                                                         ------------      ------------       ------------

        Total  ....................................      $ 13,662,754      $ 13,662,754       $ 13,662,754
                                                         ============      ============       ============

                                                                      EXHIBIT II

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS
                     ALTERNATE AND LONG-TERM THRIFT TRUSTS
       COMMON STOCK INVESTMENTS DIVERSIFIED EQUITY AND DIVERSIFIED FUNDS

                                 JUNE 30, 1996

                                                     NO. OF                                 MARKET
 NAME OF ISSUER                                      SHARES             COST                 VALUE
 --------------                                      ------          -----------         -------------
 Abbott Laboratories                                  2,650          $    105,060         $    115,275
 Abertsons Inc.                                       9,000               294,707              372,374
 Allied Signal Inc.                                   3,000               141,718              171,375
 Aluminum Co. of America                              1,700                94,547               97,538
 American Express Co.                                 5,900               206,964              263,288
 American International Group Inc.                      900                61,069               88,763
 Amgen Inc.                                             400                21,050               21,600
 Amoco Corp.                                          3,300               216,339              238,013
 Andarko Petroleum Corp.                              4,200               194,586              243,600
 Analog Devices Inc.                                  3,750                89,040               95,155
 Applied Materials Inc.                               2,200                94,229               67,100
 Astra AB Sponsored ADR                                 300                11,650               13,125
 Atlantic Richfield Co.                                 200                22,104               23,650
 AT&T Corp.                                          19,800             1,139,794            1,227,600
 Avery Dennison Corp.                                   800                44,624               43,900
 Avon Products Inc.                                   1,200                39,103               54,150
 Baker Hughes Inc.                                    2,100                54,934               69,037
 Banc One Corp.                                       3,960               116,325              134,640
 Bankamerica Corp.                                    2,400               156,948              181,800
 Barnett Banks Inc.                                   1,800                92,147              109,800
 Baxter International Inc.                            3,800               138,244              179,550
 Block H & R Inc.                                       500                20,895               16,375
 Boeing Co.                                           4,600               327,340              400,774
 Bristol Myers Squibb Co.                            10,800               738,969              972,000
 British Petroleum Co. PLC                            1,000                89,670              106,874
 British Steel PLC ADR Final Installment              4,500               123,711              114,188
 CPC International Inc.                               1,900               117,885              136,800
 Cabletron Systems Inc.                                 300                15,926               20,587
 Centocor Inc.                                          400                13,258               11,950
 Chase Manhattan Corp.                                3,500               169,301              247,187
 Chevron Corp.                                        4,300               259,872              253,700
 Chrysler Corp.                                       5,900               338,603              368,750
 Cigna Corp.                                          6,200               658,420              730,825
 Cisco Systems Inc.                                   3,200               158,925              181,200
 Citicorp                                             1,600               123,344              132,400
 Coca-Cola Co.                                          400                 5,867               19,600
 Colgate-Palmolive Co.                                2,800               201,654              237,300
 Columbia / HCA Healthcare Corp.                      2,000                85,551              107,250
 Compaq Computer Corp.                                1,600                74,894               78,600
 Computer Sciences Corp.                                250                18,971               18,719
 Conagra Inc.                                         2,300                86,286              104,363
 Cooper Industries Inc.                               2,200                83,901               91,300
 CSX Corp.                                            1,500                76,603               72,375
 Dana Corp.                                           3,500               102,556              108,500

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS
                     ALTERNATE AND LONG-TERM THRIFT TRUSTS
       COMMON STOCK INVESTMENTS DIVERSIFIED EQUITY AND DIVERSIFIED FUNDS

                                 JUNE 30, 1996

                                                     NO. OF                                 MARKET
 NAME OF ISSUER                                      SHARES              COST                VALUE
 --------------                                      ------          ------------        -------------
 Danka Business Sys. PLC Sponsored ADR                  400          $     14,138         $     11,700
 Dean Witter, Discover & Co.                          5,600               262,797              319,900
 Digital Equipment Corp.                              2,500               155,374              112,813
 Dover Corp.                                          7,200               283,050              331,200
 Eastman Kodak Co.                                    5,200               318,145              404,300
 Entergy Corp.                                        3,900               101,478              110,663
 Equifax Inc.                                         3,500                56,284               91,875
 Ericsson (L M) Telecom. Co. ADR Class B                500                10,563               10,750
 Exxon Corp.                                          5,500               387,372              477,813
 Federal National Mortgage Association                5,900               141,744              197,650
 Federated Department Stores Inc.                     3,550               105,977              121,144
 First Bank System Inc.                               4,100               206,539              237,800
 Fleet Financial Group Inc.                           6,400               252,992              278,400
 Ford Motor Co.                                      12,200               428,289              394,974
 General Electric Co.                                10,700               586,621              928,225
 General Motors Corp.                                 4,800               249,945              251,400
 General Reinsurance Corp.                              200                23,489               30,450
 General Signal Corp.                                   800                31,401               30,300
 Goodyear Tire & Rubber Co.                           3,600               153,522              172,800
 Grace W R & Co.                                        350                23,511               24,806
 Great Lakes Chemical Corp.                           1,300                86,801               80,925
 GTE Corp.                                           14,100               480,930              630,975
 Guidant Corp.                                          250                 4,730               12,313
 Halliburton Co.                                      1,900                74,588              105,450
 Hasbro Inc.                                            500                18,078               17,875
 Hercules Inc.                                        4,700               237,460              260,263
 Hewlett-Packard Co.                                    200                10,519               19,925
 Home Depot Inc.                                      7,600               326,082              410,400
 Host Marriot Corp.                                   3,000                36,752               39,000
 Intel Corp.                                          3,275               211,168              240,509
 International Business Machines Corp.                  150                11,030               14,850
 Invesco Trust Co. Equity Fund                       81,020             1,639,983            1,961,497
 ITT Hartford Group Inc.                                100                 5,215                5,325
 Johnson & Johnson                                   15,500               506,885              767,250
 Kerr-McGee Corp.                                     1,100                66,838               66,963
 Kimberly Clark Corp.                                 4,850               325,393              374,663
 Komag Inc.                                           2,400                78,080               63,300
 Lam Research Corp.                                     800                48,919               20,800
 Lilly (Eli) & Co.                                    1,400                55,654               91,000
 Lincoln National Corp.                               1,500                69,231               69,375
 Lockheed Martin Corp.                                4,700               292,556              394,800
 Manpower Inc.                                          200                 5,337                7,850
 Marriott International Inc.                          2,200                74,420              118,250
 Marsh & McLennan Companies Inc.                      6,900               587,580              665,850

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS
                     ALTERNATE AND LONG-TERM THRIFT TRUSTS
       COMMON STOCK INVESTMENTS DIVERSIFIED EQUITY AND DIVERSIFIED FUNDS

                                 JUNE 30, 1996

                                                     NO. OF                                 MARKET
 NAME OF ISSUER                                      SHARES              COST                VALUE
 --------------                                      ------          ------------         ------------
 Maxim Integrated Products Inc.                       3,100          $     82,257         $     84,670
 McDonald's Corp.                                       350                10,386               16,363
 Medtronic Inc.                                       3,000               131,292              168,000
 Mentor Graphics Corp.                                2,100                37,949               34,125
 Merck And Co. Inc.                                   6,500               309,461              420,062
 MFS Communications Inc.                                400                13,314               15,050
 Microsoft Corp.                                      2,750               259,813              330,344
 Millipore Corp.                                      2,800               100,598              117,250
 Mobil Corp.                                          4,250               415,794              477,594
 Morgan J P & Co. Inc.                                5,600               458,411              473,900
 Morgan Stanley Group Inc.                            4,500               221,237              221,063
 Morton International Inc.                            8,400               300,661              312,900
 Nine West Group Inc.                                   300                12,728               15,337
 Nokia Corp. Sponsored ADR                              500                17,173               18,500
 Norfolk Southern Corp.                                 400                26,950               33,900
 Northwest Airlines Corp.                             1,200                54,000               47,400
 Nynex Corp.                                          4,800               197,818              228,000
 Ogden Corp.                                          1,428                31,531               25,883
 Olsten Corp.                                           800                16,520               23,500
 Oracle Systems Corp.                                 1,100                35,896               43,382
 Outback Steakhouse Inc.                              1,600                49,200               55,174
 Pepsico Inc.                                        25,400               582,412              901,700
 Pfizer Inc.                                            550                37,652               39,256
 Pharmacia & Upjohn Inc.                             11,000               455,354              488,125
 Philip Morris Companies Inc.                         4,700               346,868              488,800
 Phillips Petroleum Co.                              15,600               521,549              653,250
 Pitney Bowes Inc.                                    3,900               158,404              186,225
 Price/Costco Inc.                                   11,100               179,590              240,038
 Procter & Gamble Co.                                   300                20,957               27,187
 Raychem Corp.                                        1,500               105,537              107,812
 Raytheon Co.                                         6,000               227,725              309,750
 RCM Growth Equity Fund Inc.                         36,036               328,121              362,163
 Sara Lee Corporation                                 4,800               135,921              156,000
 Schering-Plough Corp.                                2,300                99,910              144,325
 Schlumberger Limited                                   250                14,447               21,062
 Sigma Aldrich Corp.                                  1,000                49,318               53,500
 Smithkline Beecham PLC ADR                           1,000                42,648               54,250
 Sprint Corp.                                         2,000                55,209               84,000
 Staples Inc.                                         5,175                66,428              100,913
 Sundstrand Corp.                                       500                14,407               18,313
 Tenneco Inc.                                         6,400               294,571              327,200
 Teradyne Inc.                                        3,700               109,494               63,825
 Texaco Inc.                                          2,900               238,971              243,237
 Texas Utilities Co.                                  7,300               288,290              312,075

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS
                     ALTERNATE AND LONG-TERM THRIFT TRUSTS
       COMMON STOCK INVESTMENTS DIVERSIFIED EQUITY AND DIVERSIFIED FUNDS

                                 JUNE 30, 1996

                                                     NO. OF                                 MARKET
 NAME OF ISSUER                                      SHARES             COST                 VALUE
 --------------                                      ------          ------------         ------------
 Textronix Inc.                                       1,300          $     72,488         $     58,175
 Toys R Us Inc.                                      11,000               304,444              313,500
 Tyco International Ltd.                                250                 9,767               10,188
 Unicom Inc.                                          6,400               172,308              178,400
 United Healthcare Corp.                              2,600               147,972              131,300
 United Technologies Corp.                            3,300               350,252              379,500
 Unocal                                               3,900               120,674              131,138
 UST Inc.                                             5,200               153,711              178,100
 Wal-Mart Stores Inc.                                20,800               495,954              527,800
 Warner-Lambert Co.                                     800                37,348               44,000
 Westvaco Corp.                                       4,550               131,151              135,931
 Whitman Corp.                                        1,800                34,211               43,425
 Worldcom Inc.                                          250                10,725               13,844
 Xerox Corp.                                         21,700               895,519            1,160,950
                                                                     ------------         ------------
 Total                                                               $ 26,368,340         $ 31,172,975
                                                                     ============         ============

                                                                   EXHIBIT III

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                     ALTERNATE AND LONG-TERM THRIFT TRUSTS

                             TEMPORARY INVESTMENTS

                                 JUNE 30, 1996

                                                            PAR                                       MARKET
                                                           VALUE                COST                   VALUE
                                                        -----------         -----------            -----------
Consolidated Natural Gas Company
  and CNG Stock Funds:

     Mellon Bank, N.A.
        EB Temporary Investment Fund ...............    $ 1,483,820         $ 1,483,820            $ 1,483,820

Diversified Equity and Diversified Funds:

     The Chase Manhattan Bank, N.A.
        Domestic Liquidity Fund  ...................        100,802             100,802                100,802

     Mellon Bank, N.A.
        EB Temporary Investment Fund  ..............         88,393              88,393                 88,393
                                                        -----------         -----------            -----------
                                                            189,195             189,195                189,195
                                                        -----------         -----------            -----------
Fixed Investment Stable Value and
  Fixed Investment Funds:

     Mellon Bank, N.A.
        EB Temporary Investment Fund  ..............      8,327,941           8,327,941              8,327,941

General Investments Fund:

     Prudential Funding Corporation Notes  .........        800,000             800,000                800,000

     American Express Credit Company
        Notes ......................................      3,450,000           3,450,000              3,450,000
                                                        -----------         -----------            -----------
                                                          4,250,000           4,250,000              4,250,000
                                                        -----------         -----------            -----------

Other Funds:

     Mellon Bank, N.A.
        EB Temporary Investment Fund  ..............            144                 144                    144
                                                        -----------         -----------            -----------

          TOTAL  ...................................    $14,251,100         $14,251,100            $14,251,100
                                                        ===========         ===========            ===========

                                                                     EXHIBIT IV

                 CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                     ALTERNATE AND LONG-TERM THRIFT TRUSTS
                          INSURANCE COMPANY CONTRACTS
                                 JUNE 30, 1996

                                                                            CONTRACT VALUE
                                                                          (WHICH APPROXIMATES
                INSURANCE COMPANY                                          FAIR MARKET VALUE)
                -----------------                                         -------------------
Aetna Life Insurance Company                                                 $  79,238,611
Connecticut General Life Insurance Company                                      47,143,910
Continental Assurance Company                                                   41,757,432
John Hancock Mutual Life Insurance Company                                      36,918,288
Pacific Mutual Life Insurance Company                                            5,499,507
Metropolitan Life Insurance Company                                             42,840,535
                                                                             -------------

        TOTAL INSURANCE COMPANY CONTRACTS                                    $ 253,398,283
                                                                             =============

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                    THRIFT PLANS OF CONSOLIDATED NATURAL GAS
                                    COMPANY AND ITS PARTICIPATING SUBSIDIARIES

                                                 (Name of Plan)


                                    By          Donald W. Borneman
                                        --------------------------------------
                                            (DONALD W. BORNEMAN, Trustee)

Dated:  January 13, 1997

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 2-77204, 2-97948, 33-40478, 33-44892 and
333-18783) and Form S-3 (Nos. 33-1040, 33-52585, 33-63931 and 333-10869) of
Consolidated Natural Gas Company of our report dated January 13, 1997, appearing on page 1 of this Form 11-K.


PRICE WATERHOUSE LLP
600 Grant Street
Pittsburgh, PA  15219
January 13, 1997